UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:** ______
☑ **Form C/A: Amendment to Offering Statement: BudLodge, Inc 020-23249**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: BUDLODGE, INC
Legal status of issuer:
Form: CORPORATION
Jurisdiction of Incorporation/Organization: ALASKA
Date of organization): ______
Physical address of issuer: 6485 Haystack Drive Fairbanks, AK 99712
Website of issuer: BudLodge.com

Name of intermediary through which the offering will be conducted: FUNADANNA (TRUCROWD, INC)
CIK number of intermediary: 0001667145
SEC file number of intermediary: 007-00015
CRD number, if applicable, of intermediary: ______

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary will get paid 8% from the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: NONE

Type of security offered: Common Stock – Non Voting
Target number of securities to be offered: 8,333
Price (or method for determining price): Equidam.com
Target offering amount: $20,000
Oversubscriptions accepted: ☑ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis
☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): $100,000
Deadline to reach the target offering amount: 7/30/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

	Current number of employees:		*1*	
Total Assets:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BUDLODGE, INC
(Issuer)

By The Countess Justine Baker, CEO

X   Justine Baker, T.C.   CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X   Justine Baker, T.C.   CEO
(Signature)

CEO
(Title)

03/20/2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

FP: FUNDANNA CROWDFUNDING



Open until: ***07/30/2017***

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

THE COMPANY

1. Name of issuer: **BudLodge, Inc.**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐Yes ☑No
Explain: ______________________

FP:  FUNDANNA CROWDFUNDING

Open until: *07/30/2017*

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: The Countess Justine Baker   Dates of Board Service: 2/25/2017

Principal Occupation: Founder, CEO, President
Employer: BudLodge, Inc.   Dates of Service: 2/25/2017
Employer's principal business: Social Multi-vendor marketplace for cannabis/hemp items

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

The only position held.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

> Employer: StuckOver, Inc.
> Employer's principal business: Travel portal
> Title: CEO   Dates of Service: 8/2015-currrent
> Responsibilities: Operations, Management, Marketing & Design

> Employer: Badger Gas
> Employer's principal business: Fuel & Product Sales
> Title: Cashier   Dates of Service: approx Feb 2014
> Responsibilities: Cashier

> Employer: Bikini Hut
> Employer's principal business: Food and Beverage
> Title: Barista   Dates of Service: Oct-Nov 2013
> Responsibilities: Food & Beverage preparation, serve and cashier

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: The Countess Justine Baker

Title: Founder, CEO, President, Director   Dates of Service: 2/25/17 present
Responsibilities: All operations

3/20/2017

FP:

Open until: *07/30/2017*



BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: NO other position held.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: StuckOver, Inc.
Employer's principal business: Travel portal
Title: CEO   Dates of Service: 8/2015-currrent
Responsibilities: Operations, Management, Marketing & Design

Employer: Badger Gas
Employer's principal business: Fuel & Product Sales
Title: Cashier   Dates of Service: Approx Feb 2014
Responsibilities: Cashier

Employer: Bikini Hut
Employer's principal business: Food and Beverage
Title: Barista   Dates of Service: Oct-Nov 2013
Responsibilities: Food & Beverage preparation, serve and cashier

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
The Countess Justine Baker	1,000,000 Series A, Common Voting Stock	**%100**

BUSINESS AND ANTICIPATED BUSINESS PLAN

DESCRIPTION OF BUSINESS

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

Corporate History

BudLodge, Inc., an Alaska corporation ("the Company") was incorporated under the laws of the State of Alaska on 2/25/2017.

On February 25, 2017, The Countess Justine Baker was appointed as President, Chief Executive Officer, Chief Financial Officer, and Director.

On February 25, 2017, the Company has authorized 5,000,000 shares of common stock. 3,000,000 Class A – Voting and 2,000,000 Class B - NonVoting and issued 1,000,000 shares of common stock Class A - Voting, all with a par value of $.0001, to our founder, President, CEO, CFO and sole Director, The Countess Justine Baker.

Introduction

BudLodge, Inc. is a multi-vendor marketplace for the cannabis and hemp industry. We allow businesses around the world to sell their products (where legally allowed) to those of appropriate age (may require proof of age and residence by the vendor), depending on the product. Our site includes a social setting with features that bring back traffic and increase branding, exposure and sales for vendors and the new products that are added and/or featured.

BudLodge.com, the site, is designed to eliminate the need for search engines and multiple sites. This allows purchases from more than one vendor, all on one site. We focus on products and services that are only related to the cannabis and hemp industries. With our business model, we have a wider target audience of the multi-billion dollar cannabis industry.

Currently, 16.5 million is spent every ½ hour via online shopping. Much of that revenue is spent on Amazon. We intend to build essentially, "The Amazon for Pot," with an atmosphere making shopping more inviting, interactive and fun.

Operational Plan

BudLodge, Inc. plans to focus only upon the states and countries which currently allow marijuana, hemp and/or related products, services and businesses. In the future, we may expand our operations to acquire and license warehouse, manufacturers and product makers for distribution in different states and/or countries.

Currently, we keep a hands-off approach to all items and simply provide a single site for those businesses to increase revenue through our marketplace platform. As more and more states and countries opt for legalization, the market will continue to grow, and as the market for legalized marijuana grows, so too will BudLodge.com's website.

Employees

As of February 25, 2017 we have one full time employee, our President, CEO, CFO, and Director, The Countess Justine Baker.

Currently, our sole Officer and Director has the flexibility to work on our business up to 40 to 70 hours per week. In addition, some services needed to keep the expedition of progress with BudLodge, Inc. is outsourced to also reduce costs, along with time constraints. This will continue as funding is obtained, lowering overhead.



Open until: ***07/30/2017***



BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

We do not presently have pension, health, annuity, insurance, stock options, profit sharing, or similar benefit plans; however, we may adopt plans in the future. Our President, CEO, CFO and Director, The Countess Justine Baker is presently covered under health benefits via her membership/citizenship of The Cherokee Nation..

During the initial implementation of our business plan, we intend to hire independent consultants to assist in the development and execution of our business operations. We may also bring on a COO to assist with outsourcing needs and the demands that are time constraining on the CEO for executing business at the pace it needs to continue to grow.

Competition

People want a single site solution for shopping and finding all their cannabis/hemp industry product needs. They want, an "***Amazon for Pot, with atmosphere***". BudLodge.com is and will grow to be the solution with products of every category. We will continue to integrate features to retain and bring back traffic and increase time on BudLodge.com A place to save time, buy online without search engines and discover products currently difficult to find. Our features allow an interactive mall, where users can also discuss, learn and have fun while shopping. These features and being the single source for all things cannabis increase branding and traffic.

We validated the need for BudLodge.com by launching our marketing campaign with a demo mode of the site. Within 46 days, we had over 3.1 million hits and nearly 900k were unique/organic. In that time, we also had attempts of sales on our demo store and always ask our vendors and users what they need/want. At 90 days, we had our first sale. Currently we have approximately 30 vendors as independent, affiliate or via wholesale. We then went into full dev mode. At just over 120 days in existence, we are gearing up to launch. With products being added and final touches being completed, our marketing campaign will bring traffic well beyond what it was and the sales will come immediately and on a steady basis as we grow.



Directory
BudLodge
Cannabis Community
Store & More
SHOP 4 POT & MORE
Growers, Stoners & Biz Owners Community
VIDEOS
CHAT
Find 420 Biz
Post Biz
Pot
Our Store is coming!
Edibles, Pot, Grow Needs, Gift Baskets, Seeds Delivered to you. (See "Buy Pot" link above for demo)
BudLodge: World Cannabis Biz Search
Type Business Name
Location
All categories
Search
Growers & Stoners & Biz Owners: Community Activity Wall (login to post)
Post on your wall
What's on your mind?
DEMO/prior version of site at 46 days

3/20/2017

FP: FUNDANNA CROWDFUNDING



Open until: ***07/30/2017***



BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	8,333	$20,000	$18,200
Maximum Amount	41,667	$100,000	$91,000



BudLodge
World Cannabis Community
Search Store
All
Sign up to shop - 1 - $45.00
SHOP
SELL
SOCIALIZE
Chat
Certifications
Play: Stoned or Not
Videos
Blog
Company Info
Pot
Find or Connect: Industry Biz Near You
SEARCH
FIND & BUY PRODUCTS EASIER THAN BEFORE
Brands, Apparel, Artists/Designers, Local Dispensaries & More
Top Product Categories:
T-shirts/Jewelry/Fun
Beauty/Body
Hemp Made
TODAY'S FEATURED PRODUCT
Licensed Dispensaries
Med or Rec
Search by Your State or Country
Chats
https://budlodge.com

Site w/revisions on 3/5/17 & continues to change/improve in look and features

WHAT IS OUT THERE NOW: Sites that focus on a single area of the multi-billion dollar industry. Dispensary directories w/express pickup, Head Shops and a couple of marketplace sites that make it all very difficult to find products and buy with a single purchase. We save users time by providing everything on one site. As we grow, so will the amount of vendors and variety of products available to our users.

Weedmaps & Leafly: both dispensary directories w/online menus that require those dispensaries to pay for text blasting, newsletter promos and continued updates at approx. $200-$3k per month. Many are leaving these services and providing the information on their own sites and outsourcing text blast promos. Weedmaps and Leafly no longer provide a better solution to increase revenue and currently are doing the opposite for those using them. However, both have millions of hits per month and both companies make millions per year. The sites only target cannabis buyers that are already near their store. That is one type of buyer, where as, we target buyers and those we will convert into buyers, as they see the many options coming to BudLodge.com

GrassCity & ChameleonGlass: Both already on our site as a vendor and the other as an affiliate. They want more exposure and increase in sales. Both are known websites to many, but not all. GrassCity, some products during your single purchase actually are separated and come from out of the country, taking up to 3 weeks, not knowing until after you paid. They are both head shop sites, GrassCity does have knock offs, and still both limited in the variety of cannabis and hemp industry related products. This, if someone spends time to find them, still forces people to make purchases from other sites. Most people just give up and don't bother looking elsewhere.

Marketplaces: Search for a grinder on Amazon and you're quickly directed to cookware. Search bong and you won't see a Heady glass pipe as the first options. Junk or if you KNOW what to look for, you may find it. Likely to be distracted by

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

all the other items not related. This is the same situation for Etsy. Neither marketplace allows the artist, designer, etc. to brand themselves and get the exposure they should for their products.

The cannabis industry is a multi-billion dollar industry. It doesn't seem there is any calculation for online sales, which would greatly increase the projections. Nor, does the projections include hemp industry and products outside of actual cannabis.

So far, this market is virtually untapped. Those waiting for everything to be perfect are too late. BudLodge is able to expand and laws open and still operate legally before hand. With more laws opening, we can readily also setup distribution centers, licensing agreements and acquisitions for continued growth in profit.

OUR SOLUTION for Vendors is simple, **if they don't make money, we don't**. There isn't a setup or monthly fee. We do allow featured product advertising, but otherwise only take 15% of sales. This is the same setup as Amazon, but we do not take any shipping or delivery costs of the vendor. This prevents any loss or upfront costs that often do not benefit the vendors in this industry.

The Cannabis Industry *IS* the next industrial revolution.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

For the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed

3/20/2017

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

FP:

Open until: *07/30/2017*

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	8,333	$20,000	$18,200
Maximum Amount	41,667	$100,000	$91,000

by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

There are many sources of money for early stage companies.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.



Open until: ***07/30/2017***

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on The Countess Justine Baker in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Justine Baker should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.

We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,333	$20,000	$18,200
Maximum Amount	41,667	$100,000	$91,000

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may re-occur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

[Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services.] Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claim against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006
~

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers[, in some cases single-source suppliers,] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006
~

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006
~

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through [cellular network carriers,] wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

[Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.]
Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including [staffing selected resellers' stores with Company employees and contractors, and] improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Investors risk criminal liability and cannabis business assets are subject to forfeiture.

Because marijuana/Cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal. If the federal law will be enforced and the Cannabis activities will go back to the black market, BudLodge will be out of business.

FP:  **FUNDANNA** CROWDFUNDING

Open until: *07/30/2017*

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

Risk of Prosecution for Marijuana-Related Companies.

If you are considering investing in a company that is connected to the marijuana/cannabis industry, be aware that marijuana/cannabis-related companies may be at risk of federal, and perhaps state, criminal prosecution. The Department of Treasury recently issued guidance noting: "[T]he Controlled Substances Act ("CSA") makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Many states impose and enforce similar prohibitions. Notwithstanding the federal ban, as of the date of this guidance, 28 states and the District of Columbia have legalized certain marijuana-related activity.

THE OFFERING

9.   What is the purpose of this offering?
        Raise funds to cover operating costs: travel, accounting, legal, web design, sales and marketing.

10.   USE OF PROCEEDS

	IF TARGET OFFERING AMOUNT SOLD	IF MAXIMUM OFFERING AMOUNT SOLD
TOTAL PROCEEDS	$20,000	$100,000
LESS: OFFERING EXPENSES (FP AND ESCROW FEES)	$1,800	$9,000
NET PROCEEDS	$18,200	$91,000
USE OF NET PROCEEDS		
A. **ACCOUNTING, LEGAL, TRAVEL**	$7,800	$25,000
B. MARKETING AND ADEVERTISING	$2,200	$20,000
C. FUNDRAISING	$1,200	$5,000
D. **OUTSOURCE & PAYROLL**	$4,000	$30,000
E. **SERVER, DOMAIN, MAINTENANCE**	$3,000	$11,000
TOTAL USE OF NET PROCEEDS	$18,200	$91,000

11.   How will the issuer complete the transaction and deliver securities to the investors?
        The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the



Open until: ***07/30/2017***

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd, Inc (Fundanna) will direct the Escrow Agent to release the money to the Company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The Company is seeking capital commitments of $20,000 accepting over-subscription up to $100,000. The securities being offered hereby consists of Non-Voting Common Stock of the Company, valued at $2.4 per Share.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes ☐ No Explain: The shares offered are non-voting.

16. How may the terms of the securities being offered be modified?

None.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
None			☐ Yes ☐ No	☐ Yes ☐ No
				Specify:
Common Stock:				
Class A	3,000,000	1,000,000	☑ Yes ☐ No	☐ Yes ☑ No
				Specify:
Class B	2,000,000	0	☐ Yes ☑ No	☐ Yes ☑ No
				Specify:

3/20/2017

FP: FUNDANNA CROWDFUNDING



Open until: ***07/30/2017***

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    N/A The securities offered have no voting rights.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No
    Explain: The Company has authorized two classes Common Stock: a) Common Stock A, (voting) consisting of 3,000,000 shares and b) Common Stock B, (non-voting) consisting of 2,000,000 shares.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    Each of the shareholders identified at #6 have issued only Class A (Voting) Common Stock.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION
The 5 Methods Used
$ 880,988
Scorecard Method
$ 980,000
Check-List Method
$ 3,427,098
Venture Capital Method
$ 4,225,371
DCF with LTG
$ 8,561,948
DCF with Multiples



3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,333	$20,000	$18,200
Maximum Amount	41,667	$100,000	$91,000

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Weights
of the 5 methods

| 33% | 34% | 11% | 11% | 11% |

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre-money **$2,400,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.
    No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.
    The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

None.

25.   What other exempt offerings has the issuer conducted within the past three years?

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

3/20/2017

FP:

Open until: *07/30/2017*



BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	8,333	$20,000	$18,200
Maximum Amount	41,667	$100,000	$91,000

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

None.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company was incorporate in February, 2017. As of the date of this Statement, the company as $1,000 cash received from the shareholders.

FP:  **FUNDANNA** CROWDFUNDING

Open until: *07/30/2017*

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Income Statement
BudLodge Inc
For the Years Ending [Dec 31, 2012 and Dec 31, 2011]

Revenue	2017
Sales revenue	45
(Less sales returns and allowances)	
Service revenue	-
Interest revenue	
Other revenue	
Total Revenues	**45**

Expenses	
Advertising	500
Bad debt	
Commissions	
Cost of goods sold	-
Depreciation	
Employee benefits	
Insurance	
Interest expense	-
Maintenance and repairs	
Office supplies	
Rent	
Research and development	
Software	2,700
Travel	
Utilities	
Web hosting and domains	
Other	-
Total Expenses	**3,200**

Net Income Before Taxes	(3,155)
Income tax expense	-

Income from Continuing Operations	**(3,155)**

Below-the-Line Items	
Income from discontinued operations	
Effect of accounting changes	
Extraordinary items	

Net Income	**(3,155)**

3/20/2017

FP:

Open until: *07/30/2017*



BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

BudLodge, Inc.

Balance Sheet
Date: 3/7/2017

Assets	2017
Current Assets	
Cash	750
Accounts receivable	
Inventory	
Prepaid expenses	
Short-term investments	
Total current assets	750
Fixed (Long-Term) Assets	
Long-term investments	-
Property, plant, and equipment	-
(Less accumulated depreciation)	-
Intangible assets	
Total fixed assets	-
Other Assets	
Deferred income tax	
Other	
Total Other Assets	-
Total Assets	**750**

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	-
Short-term loans	
Income taxes payable	-
Accrued salaries and wages	
Unearned revenue	
Current portion of long-term debt	
Total current liabilities	-
Long-Term Liabilities	
Long-term debt	-
Deferred income tax	
Other	750
Total long-term liabilities	750
Owner's Equity	
Owner's investment	-
Retained earnings	-
Other	
Total owner's equity	-
Total Liabilities and Owner's Equity	**750**




OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, [identify the certifying individual], certify that:

(1)   the financial statements of BudLodge, Inc included in this Form are true and complete in all material respects; and

(2)   the Company did not file any Tax Return because it was incorporated on February, 2017.

 Signature: Justine Baker, T.C.

Justine Baker
CEO

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

3/20/2017

FP:  **FUNDANNA**
CROWDFUNDING

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006



OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016.

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their □predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

           arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
             ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
             ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
             ☐ Yes ☑ No

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

3/20/2017

FP:  | FUNDANNA
CROWDFUNDING

Open until: *07/30/2017*



BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April, 05 of each year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: BudLodge.com

The issuer must continue to comply with the ongoing reporting requirements until:

  (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
  (3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

3/20/2017

FP:

Open until: *07/30/2017*

BudLodge, Inc.
6485 Haystack Drive
Fairbanks, AK 99712
(702) 409-0006

OFFERING STATEMENT

8,333 Class "B" Common Shares Non-Voting at $2.40 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**8,333**	**$20,000**	**$18,200**
Maximum Amount	**41,667**	**$100,000**	**$91,000**

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days